UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*


                          Catalyst International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   14887T 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Morton E. Grosz, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-5592
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|




Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages

                                  SCHEDULE 13D

----------------------------------------------               -------------------
CUSIP No. 14887T 10 5                                         Page 2 of 7 Pages
----------------------------------------------               -------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP*                                                        (a)  |_|

                                                                        (b)  |X|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Germany
--------- ----------------------------------------------------------------------
-------------------- ------- ---------------------------------------------------
     NUMBER OF          7    SOLE VOTING POWER

      SHARES                    -0-
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
   BENEFICIALLY         8   SHARED VOTING POWER

     OWNED BY                  759,485
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
       EACH
                         9   SOLE DISPOSITIVE POWER
     REPORTING
                                -0-
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
      PERSON
                        10   SHARED DISPOSITIVE POWER
       WITH
                               759,485
-------------------- ------- ---------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            759,485 shares owned indirectly through its wholly-owned subsidiary SAP America, Inc.
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          SEE ITEM 2.                                                     |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 9.7% of the shares outstanding as of August 31, 1999
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------------            -----------------------------
CUSIP No. 14887T 10 5                                    Page 3 of 7 Pages
---------------------------------------            -----------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SAP America, Inc.
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                        (b)  |X|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
-------------------- ------- ---------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER

      SHARES                    -0-
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                  759,485
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
       EACH
                       9     SOLE DISPOSITIVE POWER
     REPORTING
                                -0-
                     ------- ---------------------------------------------------
                     ------- ---------------------------------------------------
      PERSON
                       10    SHARED DISPOSITIVE POWER
       WITH
                               759,485
-------------------- ------- ---------------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            759,485 shares owned directly
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          SEE ITEM 2.                                                     |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 9.7% of the shares outstanding as of August 31, 1999
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 14887T 10 5                 13D                     Page 4 of 7 Pages

                                  SCHEDULE 13D

                                    Under the

                         Securities Exchange Act of 1934



Item 1.      Security and Issuer.

                  This statement relates to the Common Stock, $0.10 par value ("Common Stock") of Catalyst International, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 8989 North Deerwood Drive, Milwaukee, Wisconsin 53223.


Item 2.      Identity and Background.

                  The persons filing this Statement (the "Reporting Person"), the persons enumerated in Instruction C of Schedule 13D (the "Additional Persons") and, where applicable, their respective places of organization, directors, executive officers and controlling persons, and the information in respect of such persons, are as follows:

                  (a) The names of the Reporting Persons are SAP
Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG") and SAP America, Inc. ("SAP America"). The names of the Additional Persons are as follows:

Directors and Officers of SAP AG

Prof. Dr. Hasso Plattner ("Plattner"); Dietmar Hopp ("Hopp"); Dr. Wilhelm Haarmann ("Haarmann"); Klaus-Dieter Laidig ("Laidig"); Hartmut Mehdorn ("Mehdorn"); Dr. Dieter Spori ("Spori"); Dr. h.c. Klaus Tschira ("Tschira"); Helga Classen ("Classen"), Willi Burbach ("Burbach"); Bernhard Koller ("Koller"); Dr. Gerhard Maier ("Maier"); Dr. Barbara Schennerlein ("Schennerlein"); Alfred Simon ("Simon"); Prof. Dr. Henning Kagermann ("Kagermann"); Dr. Peter Zencke ("Zencke"); Dr. Claus Heinrich ("Heinrich"); Gerhard Oswald ("Oswald"); Dieter Matheis ("Matheis"); Kevin McKay ("McKay"); Leslie Hayman ("Hayman"); Karl-Heinz Hess ("Hess"); and Leo Apotheker ("Apotheker").

Directors and Officers of SAP America

Plattner; McKay; Eric N. Rubino ("Rubino"); John Milana ("Milana").

                  (b) The principal business address of SAP AG is Neurottstrasse 16, 69189 Walldorf, Federal Republic of Germany. The principal business address of SAP America is 3999 West Chester Pike, Newtown Square, Pennsylvania, 19073.

                  (c) Plattner is the Co-Speaker of the Executive Board of SAP AG and the Chairman of the Board of SAP America. Hopp is the Chairman of the Supervisory Board of SAP AG. Haarmann is a member of the Supervisory Board of SAP AG and a partner of Haarmann, Hemmelrath & Partners, which is located at Neue Mainzer Strasse 75, 60311 Frankfurt, Germany. Laidig is a member of the Supervisory Board of SAP AG and Managing Partner of Laidig Business Consulting GmbH, located at Taunusstr. 8, 71032 Boblingen,

CUSIP No. 14887T 10 5                 13D                     Page 5 of 7 Pages


Germany. Mehdorn is a member of the Supervisory Board of SAP AG, Chairman of the Executive Board of Heidelberger Druckmaschinen AG, located at Kurfursten-Anlage 52-60, 69115 Heidelberg, Germany, and a Member of the Executive Boards of RWE AG and Lahmeyer AG. Spori is a member of the Supervisory Board of SAP AG, a Partner of Baumgartner & Partner Unternehmensberatung GmbH, located at Kolumbusstr. 2, 70063 Sindelfingen, Germany, and a Consultant of DaimlerChrysler AG, located at Eichhornstr. 3, 10785 Berlin, Germany. Tschira is a member of the Supervisory Board of SAP AG and a former Member of SAP's Executive Board. Classen is the Vice Chairman of the Supervisory Board of SAP AG and an employee of SAP AG. Burbach, Koller, Maier, Schennerlein and Simon are members of the Supervisory Board of SAP AG and employees of SAP AG. Kagermann is Co-Speaker of the Executive Board of SAP AG. Zencke, Heinrich and Oswald are members of the Executive Board of SAP AG. Matheis is Chief Financial Officer and a member of the Extended Management Board of SAP AG. Hayman, Hess and Apotheker are members of the Extended Management Board of SAP AG. McKay is President and Chief Executive Officer, and a member of the Board of Directors, of SAP America, and a member of the Extended Management Board of SAP AG. Rubino is Senior Vice President, Secretary and General Counsel of SAP America. Milana is Senior Vice President and Chief Financial Officer of SAP America.

                  (d) During the last five years, neither SAP AG nor SAP America, nor to the knowledge of SAP AG or SAP America, the Additional Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither SAP AG nor SAP America, nor to the knowledge of SAP AG or SAP America, the Additional Persons, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) SAP AG is a corporation organized under the laws of the Federal Republic of Germany. SAP America is a corporation organized under the laws of the State of Delaware. Plattner, Hopp, Haarmann, Laidig, Mehdorn, Spori, Tschira, Classen, Burbach, Koller, Maier, Schennerlein, Simon, Kagermann, Zencke, Heinrich, Oswald, Matheis and Hess are citizens of the Federal Republic of Germany. McKay, Rubino and Milana are citizens of the United States of America. Apotheker is a citizen of France. Hayman is a citizen of Australia.


Item 3.      Source and Amount of Funds or Other Considerations.

                  The source and amount of the funds used in purchasing the Common Stock was the working capital of SAP America. The amount of such purchase price was $12,911,245.


Item 4.      Purpose of Transaction.

                  The purpose of the acquisition of the Common Stock by the Reporting Persons is to acquire an equity interest in the Issuer for investment purposes.

                  Subject to the provisions of the Subscription Agreement (as defined below), the Reporting Person may, from time to time, increase, reduce or dispose of its investment in

CUSIP No. 14887T 10 5                 13D                     Page 6 of 7 Pages

the Issuer, depending upon the business affairs of the Issuer, general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock, alternative investment opportunities available to the Reporting Persons, the strategic value to the Reporting Persons of the Common Stock, the availability of funds, borrowing costs and other factors deemed relevant by the Reporting Persons.


Item 5.      Interest in Securities of the Issuer.

                  The beneficial ownership of the Common Stock of SAP AG is 759,485 shares, as to which shares SAP AG has shared voting and shared dispositive power. The beneficial ownership of the Common Stock of SAP America is 759,485 shares, as to which shares SAP America has shared voting and shared dispositive power. None of the Additional Persons have any beneficial ownership of the Common Stock.

                  Pursuant to a certain Subscription Agreement among SAP AG, SAP America and the Issuer dated August 31, 1999, filed herewith as Exhibit 1 and incorporated by reference herein (the "Subscription Agreement"), SAP America purchased 759,485 shares of Common Stock for a total cash consideration of $12,911,245, or $17 per share. The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the Subscription Agreement, which is filed herewith as Exhibit 1, and which is incorporated into this Statement by reference. The above-described transaction by the Reporting Persons is the only transaction effected by the Reporting Persons in the Common Stock since June 30, 1999.


Item 6.      Contract, Arrangements, Understandings or
             Relationships with Respect to Securities of the Issuer.

                  A description of the Subscription Agreement with respect to the Common Stock is contained in Item 5 and is incorporated herein by reference. See the Subscription Agreement, filed herewith as Exhibit 1, for a further description of these provisions.


Item 7.      Material to be filed as Exhibits.

      Exhibit 1.       Subscription Agreement among SAP Aktiengesellschaft,
                       SAP America, Inc. and Catalyst International, Inc. dated August 31, 1999.

                                                               SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 9, 1999              SAP AKTIENGESELLSCHAFT SYSTEME,
                                       ANWENDUNGEN, PRODUKTE IN DER
                                       DATENVERARBEITUNG


                                         By:  /s/  Henning Kagermann

                                         Name: Prof. Dr. Henning Kagermann

                                         Title: Co-Chairman and CEO



                                         By:  /s/  Dieter Matheis

                                         Name: Dieter Matheis

                                         Title: Chief Financial Officer




Dated:  September 10, 1999               SAP AMERICA, INC.


                                         By:  /s/  Eric N. Rubino

                                         Name:     Eric N. Rubino

                                         Title:    Sr. Vice President, General
                                                   Counsel & Secretary